UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TARO PHARMACEUTICALS U.S.A., INC. ENTERS INTO SETTLEMENT AGREEMENT IN In re Generic Pharmaceuticals Pricing Antitrust Litigation

On November 4, 2021, Taro Pharmaceuticals U.S.A., Inc. (“Taro USA”), a subsidiary of Taro Pharmaceutical Industries Ltd. (the “Company”), entered into a settlement agreement (the “Settlement Agreement”) with César Castillo, LLC, FWK Holdings, LLC, Rochester Drug Cooperative, Inc. and KPH Healthcare Services, Inc., on behalf of themselves and the putative class of all direct purchasers of certain generic pharmaceutical products, in In re Generic Pharmaceuticals Pricing Antitrust Litigation (the “Direct Purchaser Action”), a consolidated antitrust class action pending in the United States District Court for the Eastern District of Pennsylvania (the “Court”). Pursuant to the Settlement Agreement, among other things, Taro USA agreed to make a payment of $67,643,000 in exchange for a full release of all the claims asserted against Taro USA in the Direct Purchaser Action by the settlement class members.  The settlement payment will be reduced by $7,958,000 if the direct purchasers that opt out of the putative class collectively account for 20 percent or more of Taro’s aggregate dollar sales of the generic pharmaceutical products at issue in the Direct Purchaser Action. The full amount of the payment under the Settlement Agreement has been accrued for in the Company’s financial results.

The Settlement Agreement is subject to Court approval.  If the Court preliminarily approves the settlement, the Settlement Agreement provides for a period of time during which class members will be notified of the settlement and given an opportunity to opt out of the class, object to the settlement, or file a claim to receive a settlement payment. The Company expects that the Court will schedule a fairness hearing to occur after the notice period, at which time the parties will request final approval of the settlement and any objectors to the settlement, if any, will be heard. If the Court grants final approval of the settlement, the release will be effective as to all class members who do not validly opt out of the class, regardless of whether they filed a claim form and received a payment.

In entering into the Settlement Agreement, Taro USA is making no admission of wrongdoing in the Direct Purchaser Action. Litigation with other plaintiffs in Taro’s other multi-jurisdiction civil antitrust matters remains ongoing.

CONTACT:

William J. Coote Interim CFO – AVP, Treasurer and Investor Relations (914) 345-9001 William.Coote@taro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 4, 2021

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Uday Baldota

Name:Uday Baldota

Title:Chief Executive Officer and Director